

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

May 28, 2009

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

COLIN JOHN HARPER
Company Secretary

09046568

Lodgement with Australian Stock Exchange:
28 May 2009 (ASX: Announcement and Media Release – Annual General Meeting Results)

7/20

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au


ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

28 May 2009

ASX ANNOUNCEMENT AND MEDIA RELEASE

ANNUAL GENERAL MEETING RESULTS

Please be advised that the resolutions put to shareholders at the Annual General Meeting of First Australian Resources Limited this morning were passed without amendment.

The resolutions were passed by a show of hands, however, in accordance with section 251AA(2) of the Corporations Act, we advise that the following proxy votes were exercisable by validly appointed proxies in relation to each of the resolutions.

Resolution number	Total proxy votes exercisable by all proxies validly appointed	Manner in which proxy directed			
		For	Against	Abstain	Discretion
1	100,798,863	88,625,138	2,178,500	3,761,803	6,233,422
2	100,798,863	71,906,555	7,940,872	15,442,194	5,509,242
3	100,798,863	88,387,322	2,444,569	3,733,550	6,233,422
4	100,798,863	63,298,127	10,679,414	22,587,900	4,233,422
5	100,798,863	59,747,570	28,521,187	7,020,864	5,509,242

For further information please contact:

Tel: +61-8-6363-8779
Fax: +61-8-6363-8783
E-mail: info@far.com.au
Website: www.far.com.au

Unit B1, 431 Roberts Road, Subiaco, Western Australia 6008
PO Box 265, Subiaco, Western Australia 6904
Telephone: (61-8) 6363 8779 Facsimile: (61-8) 6363 8783
Email: info@far.com.au Web: www.far.com.au